SECURITY DEVICES INTERNATIONAL INC.
1101 PENNSYLVANIA AVE. NW, 6TH FLOOR
WASHINGTON, D.C. 20004

April 12, 2013

Amanda Ravitz
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and
Exchange Commission Staff
Comments dated April 4, 2013,
regarding Security Devices
International Inc. Registration
Statement on Form S-1
Filed March 8, 2013
File No. 333-187138

Dear Ms. Ravitz:

This letter responds to comments from the staff (the “Staff”) of the Securities and Exchange Commission set forth in the April 4, 2013 letter regarding the above-referenced Statement on Form S-1 (the “Registration Statement”). Amendment no. 1 to the Registration Statement (“Amendment No.1”) is being filed concurrently herewith. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery three (3) copies of Amendment No. 1 in paper format, which have been marked to show changes from the Registration Statement.

For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Registration Statement Facing Page

Staff Comment No. 1.

As this offering is to be conducted on a best efforts basis with a minimum offering amount, please check the box on the facing page of the registration statement to reflect that rule 415 applies to this offering.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have checked the box on the facing page of Amendment No. 1 to reflect that Rule 415 applies to this offering.

Amanda Ravitz
April 12, 2013

Registration Fee Table

Staff Comment No. 2.

It is unclear from the table how you calculated the registration fee. Please revise to provide a footnote to the table referencing the provision of Rule 457 you relied upon in calculating your fee. Also tell us the authority on which you relied to base the calculation on a per share and maximum offering price that is denominated in a foreign currency.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have revised the registration fee to provide per share and maximum offering price information denominated in United States dollars. In doing so, we have provided the United States dollar equivalent of the Canadian dollar offering price, using the noon exchange rate as published by the Bank of Canada on of April 8, 2013. We have also stated that we are relying on Rule 457(a) as the basis for the calculations presented in the registration fee table.

Prospectus Cover Page

Staff Comment No. 3.

We note your disclosure that your shares are traded in the U.S. on the Over-the-Counter Bulletin Board in U.S. dollars, but that the offering price of the shares offered both in the U.S. and in Canada is denominated in Canadian dollars. Please revise your cover page to state specifically that the offering price is denominated in Canadian dollars and explain how the purchase price for U.S. purchasers will be calculated.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have revised the prospectus cover page to specify that all sales under the offering will be denominated and effected in Canadian dollars.

Staff Comment No. 4.

Please revise the table on the cover page to reflect the total minimum and total maximum amount of the offering. Also identify the name of the Canadian placement agent. Finally, please revise to state the effect on U.S. investors of the fact that the funds they pay in the offering will not be placed in escrow during the offering. For instance, if there is a chance that U.S. investors’ purchase amounts may not be returned to them in the event the “Canadian minimum offering amount” is not met, please revise to highlight this risk and include appropriate risk factor disclosure in the appropriate section of your document.

Amanda Ravitz
April 12, 2013

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have revised the prospectus cover page and have noted that any amounts paid to us by United States investors’ will be returned in their entirety if the Canadian minimum offering condition is not satisfied or if the offering is otherwise terminated. We have not identified the Canadian placement agent by name as the Canadian placement agent will not offer or sell securities in the United States or to any U.S. Persons (as such term is defined in Rule 902 of Regulation S). Because the Canadian placement agent will not conduct any offers or sales to U.S. Persons, we do not believe that the Canadian placement agent will be acting as an underwriter for purposes of Regulation S-K. We have not engaged any underwriter or agent in connection with the offering in the United States.

For purposes of additional background, the offering is being conducted primarily in Canada in connection with our Canadian initial public offering. We have filed the Registration Statement in order to address the resale restrictions applicable to securities issued outside the United States by issuers that do not satisfy the criteria set forth in either Category 1 or Category 2 of Rule 903 of Regulation S under the Securities Act of 1933, as amended. Such issuers, under Rule 903, must place resale restrictions on securities issued outside of the United States in order to qualify for the exclusion from registration provided by Regulation S. Such resale restrictions would prevent the functioning of a public market for our securities in Canada and we are, therefore, filing this Registration Statement so that we may issue our common shares in Canada without resale restrictions. In light of the costs of filing a registration statement on Form S-1, management deemed it prudent to also reserve a portion of the offering for sales which may occur in the United States. It is the intention of management to offer and sell common shares in the United States, if any, only to a limited number of institutional and accredited investors.

Staff Comment No. 5.

Please revise the language in the first sentence of the first paragraph to refer to the registration of the shares rather than the qualification of the distribution here and throughout the document. Also, we note that your cover page is currently three pages long. Please revise so that the information is contained on a single page. For instance, consider relocating the “Currency and Exchange Rates” table elsewhere in the prospectus.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have revised the prospectus cover page and have relocated certain disclosure from the prospectus cover page to pages 5 and 6 of Amendment No 1.

Staff Comment No. 6.

In light of your two public offerings conducted on Form SB-2 in 2006 and 2007, it is not appropriate to characterize this offering as your initial public offering. Please revise here and elsewhere throughout your document, as appropriate.

Amanda Ravitz
April 12, 2013

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have revised the prospectus cover.

Staff Comment No. 7.

We note numerous blanks left throughout the filing, such as the omission from the cover page of the number of shares being offered, the number of days by which the offering may be extended, and the specific date the offering will end, as required by Items 501(b)(3) and (8) of Regulation S-K. Please revise to provide this information, as it is not information that may be omitted in reliance on Rule 430A.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have revised our disclosure throughout Amendment No. 1 to complete blanks not otherwise permitted under Rule 430A.

Staff Comment No. 8.

It appears from your disclosure on page 53 that this offering is conditioned on your shares becoming listed on the TSX-Venture exchange. With a view toward clarified disclosure, please tell us the status of your application with the TSX and when you expect to receive approval, relative to the completion of this offering. From your disclosure, it appears you intend to use this prospectus prior to having received approval and thus satisfying a condition to this offering.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we advise the Staff that we have submitted our application for listing to the TSX Venture Exchange for review, and based on feedback received we anticipate receiving conditional approval for listing from the TSX Venture Exchange within two weeks of the date of this letter.

Staff Comment No. 9.

Given the involvement of the placement agent in Canada and the condition that a minimum offering amount be raised in Canada, please advise us of the basis for including the statement that “No underwriter has been involved....”, or revise to remove.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have revised the prospectus cover.

Amanda Ravitz
April 12, 2013

Table of Contents

Staff Comment No. 10.

Please note that it is not appropriate to disclaim responsibility for data and statistical information you quote from industry reports. You should not cite statistics or data in your prospectus unless you believe the information to be reliable. Please advise or revise.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have deleted the above referenced disclaiming language.

Cautionary Statement Regarding Forward Looking Statements, page 1

Staff Comment No. 11.

Please revise to delete the references to the inapplicable safe harbors of Section 27A of the Securities Act and Section 21E of the Exchange Act. In this regard, we note your disclosure on page 10 regarding your status as a penny stock issuer.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have deleted from our Cautionary Statement Regarding Forward Looking Statements, on page 6 of Amendment No.1, references to the inapplicable safe harbors of Section 27A of the Securities Act and Section 21E of the Exchange Act.

Prospectus Summary, page 2

Staff Comment No. 12.

Please disclose prominently in this summary your lack of revenue to date, your history of losses, accumulated deficit, and current liquidity position including your present resources, the amount of cash currently used in your operations per month, and the length of time that your present resources will support your operations. Also disclose that your auditors’ report contains an explanatory going concern paragraph and provide appropriate risk factor disclosure.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have added disclosure on page 7 of Amendment No. 1.

Staff Comment No. 13.

We note your disclosure on the cover page that the shares will be “conditionally” offered by your Agent in Canada and issued “in accordance with the conditions contained in the Agency Agreement.” Describe these conditions briefly in the summary, and clarify the extent to which, if any, these conditions will apply to your offers to U.S. investors.

Amanda Ravitz
April 12, 2013

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have added disclosure on page 8 of Amendment No. 1.

Staff Comment No. 14.

Please revise to reflect the number of shares that will be outstanding at completion of the offering. We note, for instance, your disclosure on page 11 that all outstanding convertible debentures will fully convert upon your listing on the TSX-Venture, which is a condition to closing of this offering.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have revised the disclosure on page 7 of Amendment No. 1.

Staff Comment No. 15.

We note your statement on page 2 that the company will offer shares “directly in the United States.” Please advise us as to who will be offering the shares and how they intend to comply with the requirements of Section 15 of the Exchange Act.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we advise the Staff, as noted in our revised disclosure contained on page 9 of Amendment No,1, that our officers and directors may offer up to 1,375,000 common shares directly in the United States to a small number of institutional and accredited purchasers. Our officers and directors conducting such sales will not register as broker-dealers pursuant to Section 15 of the Securities and Exchange Act of 1934, as amended, in reliance upon Rule 3a4-1 thereunder.

Staff Comment No. 16.

Here and elsewhere in your document, as appropriate, please revise to disclose all fees that you will pay the placement agent, including the corporate finance fee referenced in the plan of distribution section on page 53 and the option to purchase the company’s common stock referenced on page 29.

Amanda Ravitz
April 12, 2013

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have added disclosure on pages 9 and 67 of Amendment No. 1.

Risk Factors, page 3

Staff Comment No. 17.

Given that your common stock will remain quoted on the Over-the-Counter Bulletin Board and you are not seeking listing on a U.S. securities exchange, please tell us whether you intend to register your common stock as a class of securities under the Exchange Act of 1934. If you do not intend to do so in connection with this offering, please add risk factor disclosure explaining the significant difference in your reporting obligations under the Exchange Act as a result of not having filed an Exchange Act registration statement to date, particularly regarding the automatic reporting suspension in Section 15(d) and the applicability of Section 16 and the proxy rules.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have added disclosure on page 20 of Amendment No. 1 to include additional risk factor disclosure explaining the significant difference in our reporting obligations under the Exchange Act as a result of not having filed an Exchange Act registration statement to date.

There is a very limited trading market, page 9

Staff Comment No. 18.

Please reconcile the statement in the first paragraph of this risk factor that the offering price will be determined by negotiations with the placement agent with disclosure in other sections of the prospectus that the offering price will be $0.40 Canadian.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have added disclosure on page 17 of Amendment No. 1, to clarify that the offering price was determined in negotiations with the Canadian placement agent, taking into consideration a number of factors including, but not limited to, the current market price of our common stock, trading prices of our common stock over time, the illiquidity and volatility of our common stock, our current financial condition and the prospects for our future cash flows and earnings, and market and current economic conditions.

Amanda Ravitz
April 12, 2013

Patents Government Regulations and Research and Development, page 18

Staff Comment No. 19.

Please disclose the duration of your patents. Also, please reconcile your statement on page 7 that you have three issued patents and one pending with your description of your patents on page 18 that indicates two of the patents are issued and two are pending.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have added disclosure on page 27 of Amendment No. 1.

Government Regulations, page 18

Staff Comment No. 20.

Please revise your disclosure to describe the specific government approvals and regulations to which you are subject. Refer to Item 101(h)(viii) and (ix) of Regulation S-K.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have added disclosure on page 28 of Amendment No. 1.

Liquidity and Capital Resources, page 26

Staff Comment No. 21.

Please revise to disclose the source of your current working capital and your dependence on this offering to continue operations. Describe your capital needs and commitments over the next twelve months and discuss your anticipated sources of additional funding if this offering does not provide sufficient capital to meet your anticipated needs.

Amanda Ravitz
April 12, 2013

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have added disclosure on page 35 of Amendment No. 1.

Management and Key Personnel, page 33

Staff Comment No. 22.

In your document, where you disclose biographical information concerning Mr. Malhotra such as on pages 34 and 37, please revise to discuss the cease and desist orders that have been entered against him, as referenced on page 47. Please also revise the appropriate risk factor to disclose the fact that your CFO is subject to a cease and desist order of the British Columbia Securities Commission relating to the failure to file required financial statements and other financial information by another company at which Mr. Malhotra is also the CFO.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have added disclosure on pages 16 and 44 of Amendment No. 1.

Interests of Management and Others in Material Transactions, page 41

Staff Comment No. 23.

Please revise substantially to provide all information required by Item 404 of Regulation S-K. Specifically, your disclosure should identify the related party to which each transaction relates and the basis on which the person is a related person. Please also expand to include disclosure pursuant to Item 404(a) with respect to greater than five percent holders Alpha North Asset Management and Level 4 Consulting per instruction 1.b.i of Instruction 1 to Item 404(a). As one example, we note the bridge loan agreement with Alpha North filed as exhibit 10.4.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have added disclosure on pages 52 and 53 of Amendment No. 1.

Security Ownership, page 45

Staff Comment No. 24.

Please revise to disclose the natural person or persons who have or share beneficial ownership over the shares in the table that are held by Alpha North Asset Management and Level 4 Capital Corp.

Amanda Ravitz
April 12, 2013

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have added disclosure on page 58 of Amendment No. 1.

Development, Supply and Manufacturing Agreement, page 52

Staff Comment No. 25.

Please disclose the identity of the BIP Manufacturer with which you entered into the agreement described on page 52.

In response to the Staff’s comment, we have added disclosure on page 21 of Amendment No. 1.

Item 15. Recent Sales of Unregistered Securities, page 89

Staff Comment No. 26.

Throughout this section, where you claim an exemption from registration under the Securities Act, please revise to identify the class of persons to whom the securities were sold, and state briefly the facts relied upon to make the exemption available. Refer to paragraphs (b) and (d) of Regulation S-K Item 701.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have added disclosure on pages 104 to 113 of Amendment No. 1.

Item 16. Exhibits, page 96

Staff Comment No. 27.

Please file, or tell us why you do not believe you are required to file, the agreements with Messrs. Dor and Ezer mentioned on page 34, the agreements with Level 4 Consulting and Lumina Global Partners referenced on page 36, the agreement with Mr. Sullivan referenced on page 38, your incentive stock option plan and stock bonus plan, the warrant agreements to which your directors, named executive officers and principal stockholders are parties, and the settlement agreement with Elad. Refer to Item 601(b)(10) of Regulation S-K. Please also file the escrow agreement related to this offering.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have included as exhibits each of the above referenced agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Amanda Ravitz
April 12, 2013

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     Should the Staff have any questions regarding the response letter, please do not hesitate to contact the undersigned at (202) 756-1960, or Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388.

Sincerely,
Security Devices International Inc.

/s/ Gregory Sullivan

Gregory Sullivan
Chief Executive Officer

cc:     Richard Raymer, Dorsey & Whitney LLP